Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
RCM Technologies, Inc.:

We consent to the incorporation by reference in the Registration Statement of RCM Technologies, Inc. and Subsidiaries on Form S-8 to be filed on or about December 9, 2014 of our report dated February 27, 2014, on our audits of the consolidated financial statements and financial statement schedule as of December 28, 2013 and December 29, 2012 and for each of the years in the two-year period ended December 28, 2013, which report was included in the Annual Report on Form 10-K filed February 27, 2014. We also consent to the reference to our firm under the caption “Experts” in such Registration Statement.

/s/ EisnerAmper LLP

Iselin, NJ
December 9, 2014